Exhibit 99.1

INVESTOR CONTACT: Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	MEDIA CONTACT: Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

Elan Files Declaratory Suit Against Biogen Idec;
Company Has Not Breached Tysabri® Collaboration Agreement

DUBLIN, IRELAND – August 6, 2009 -- Elan Corporation, plc (NYSE: ELN) today announced that it has filed suit against Biogen Idec Inc. in Federal Court in New York seeking declaratory and injunctive relief that certain aspects of Elan’s recently announced transaction with affiliates of Johnson & Johnson (the “Transaction”) comply with Elan’s Collaboration Agreement with Biogen Idec for the development and marketing of Tysabri (the “Collaboration Agreement”).

In a letter to Elan dated July 28, 2009, Biogen Idec alleged that Elan was in material breach of the Collaboration Agreement.  Biogen Idec’s assertion against Elan relates to Elan’s ability to obtain financing from an affiliate of Johnson & Johnson to potentially purchase Biogen Idec’s Tysabri rights, if Biogen Idec undergoes a change of control.  Biogen Idec made this assertion even though it was not in possession of the relevant agreement related to the Transaction at the time, which Elan has offered to share with Biogen Idec.  Elan strongly believes that it is in compliance in all respects with the Collaboration Agreement.

Elan is committed to aggressively and proactively protecting its science, property and assets.

Elan noted in a statement, “There's nothing in the pending Transaction that is contrary to our collaboration agreement with Biogen Idec for Tysabri, an important therapeutic discovered and primarily developed by Elan.  Elan’s collaboration with Biogen Idec has been in place since 2000.  During that time, Elan and Biogen Idec have obtained regulatory approval for Tysabri in the United States, the European Union and other countries and have made the significant benefits of Tysabri available to a growing number of patients throughout these countries.  Nothing about that relationship has changed. This is the same agreement we have been operating under for the last nine years.  It is unfortunate that, because of Biogen Idec’s actions, Elan was left with no alternative but to seek court intervention to protect its interest.”

In seeking declaratory relief, Elan has requested that the Court conduct expedited proceedings given the sixty (60) day cure period following which Biogen may seek to terminate the Elan-

Biogen Collaboration Agreement.  Elan continues its previously stated commitment to closing the transaction with Johnson & Johnson as soon as possible.

Elan also requested that the Court enter judgment against Biogen Idec permanently enjoining Biogen Idec from terminating the Collaboration Agreement based on their July 28, 2009 Letter.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward Looking Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements represent our expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved.  You can identify these statements by the fact that they use words such as “will”, “anticipate”, “estimate”, “expect”, “project”, “forecast”, “intend”, “plan”, “believe”, and other words and terms of similar meaning in connection with any discussion of future events.  These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statement, including, among other things, the risk that the Court determines that the transaction between Elan and affiliates of Johnson & Johnson violates the Collaboration Agreement and, if so, that Elan will be unable to remedy the violation prior to the expiration of the 60 day cure period commencing on the date that Biogen Idec provides Elan with a valid written notice thereof, resulting in Biogen Idec terminating the Collaboration Agreement for no consideration.  A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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